

May 19, 2022

Gal Krubiner
Chief Executive Officer
Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel

> **Re: Pagaya Technologies Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed May 9, 2022**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed May 18, 2022**
> **File No. 333-264168**

Dear Mr. Krubiner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4

General

1. We received the opinion of counsel regarding your reliance on the exclusion from the definition of investment company provided by section 3(b)(1) of the Investment Company Act (1940 Act). While we do not have any further comments at this time regarding your responses to comments related to your status under the 1940 Act, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any of the legal conclusions you have made.

You may contact Jacob Luxenburg at (202) 551-2339 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance